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File No. 333-259996
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FUNDRISE

Why 2025 could redefine real estate investing



A year ago, we boldly claimed that "*The hard part was over for real estate*". Today, strong returns across multiple strategies validate that conviction.

In September, the Federal Reserve began its much anticipated rate-cutting cycle, lowering the benchmark Fed Funds rate three times for a total of 100 basis points (or 1%) which in turn translated to positive performance across almost every asset class, real estate included.

2024 performance review

FLAGSHIP REAL ESTATE FUND

7.50% return[1]

The Flagship Real Estate Fund performance signals a strong recovery.

INCOME FUND

8.30% total return[1]

The Income Fund achieved 8.30% total return[1], including a 7.9% annual dividend.

INNOVATION FUND

11.79% return[1]

The Innovation Fund posted results fueled by investments in top tech companies and ServiceTitan's IPO (+44%).

Why 2025 could be a game-changer

Falling interest rates are setting the stage for rising real estate values as the Fed continues its rate-cutting cycle. At the same time, prices remain near multi-decade lows, offering an attractive entry point for investors. Slowed construction has tightened supply, creating a favorable supply-demand dynamic that is likely to drive rent and property value growth. Additionally, potential policy changes, including deregulation and tax adjustments, may further fuel demand while constraining new supply, amplifying the market's growth potential.

What it means for you

As we step into 2025, our strategy remains the same: invest in high-potential, well-priced assets while managing risk with a diversified portfolio. Real estate, fixed income, and cutting-edge tech remain cornerstones of our approach.

Read our full investor letter here.

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Appendix

Exhibit A: Trailing 1-year and since inception cumulative returns of registered funds through December 31, 2024[1]

	1 year	Since inception
Flagship Real Estate Fund	7.50%	20.24%
Income Real Estate Fund	8.30%	22.34%
Innovation Fund	11.79%	13.25%

[1] These return figures represent the total return for the period indicated, including both distributions earned and change in share value, and assumes that all distributions are reinvested.

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FUNDRISE
INCOME FUND

The Income Fund offers a 7.5% current yield

The Fundrise Income Fund aims to deliver consistent cash flow, even if interest rates start to fall. The Fund offers access to a diversified portfolio of cash flowing assets, all professionally managed by our expert team.

- 8.9% trailing 12-month cumulative returns[1]
- Quarterly, penalty-free withdrawals
- Flexible minimums starting at just $10

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9:41
$575+ million of income-focused assets
343-unit multifamily development in North Augusta, SC
372-unit multifamily development in Myrtle Beach, SC
Your quarterly distribution is now available
335-unit multifamily development

Performance as of 1/7/2025. Current yield is calculated by annualizing current month's distribution and dividing by the prior month's net asset value per share. Yields may fluctuate, distributions are not guaranteed, and past performance is not indicative of future results.

Literature

All investors should consider the investment objectives, risks and charges and expenses of the Fund carefully before investing. Information regarding such considerations, including the prospectus of the '40 Act registered fund may be found below. Investors should read the prospectus carefully before investing.

- **Fundrise Income Real Estate Fund Prospectus** — External Link
- **Fundrise Income Real Estate Fund Statement of Additional Information** — External Link
- **Merger's Information Statement / Prospectus** — External Link
- **Merger's Statement of Additional Information** — External Link
- **Notice of Repurchase Offer** — PDF attachment
- **Income Fund Distribution Notice** — PDF attachment
- **2023 Semi-Annual Report** — PDF attachment
- **Annual Report for Year-End 2022** — PDF attachment
- **Q3 2023 Quarterly Portfolio Holdings** — PDF attachment
- **Q1 2023 Quarterly Portfolio Holdings** — PDF attachment
- **Subscription Agreement** — PDF attachment

Historical performance[1]

Trailing 1-year cumulative return through Dec 31, 2024	8.30%
Cumulative return since inception	22.34%

1. These return figures represent the total return for the period indicated, including both distributions earned and change in share value, and assumes that all distributions are reinvested. This performance information represents past performance. Past performance does not guarantee future results. The investment return and principal value of an investor's investment will fluctuate so that such shares, when redeemed, may be worth more or less than their original cost.

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FUNDRISE

Nearly $70M deployed in high-yielding preferred equity investments over the past 6 months

Over the past six months, the Income Real Estate Fund has deployed nearly $70 million into preferred equity investments in high-growth markets with yields ranging from roughly 13-16%.[1]

These investments will continue to provide strong support going forward for the Fund's distribution rate. Despite interest rates beginning to fall, we continue to see a uniquely attractive opportunity to deploy into what we believe are temporarily high yields relative to the underlying risk profile. As with our other preferred equity deals, these investments benefit from:

- Priority position in the capital stack (i.e. get paid back first)
- Experienced sponsors with proven track records
- Locations in high-growth markets with strong fundamentals

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Investment Summary



North Myrtle Beach — Myrtle Beach, SC

A 372-unit multifamily community with a standout 16%[1] fixed return, North Myrtle Beach delivers high-end residential options to a fast-growing region.



Mont Belvieu — Houston Metro, TX

A 347-unit investment with a fixed 13.5%[1] return. This property is uniquely positioned as the sole multifamily component within a large mixed-use development.


Lemon Creek Ranch
Multifamily

Lemon Creek Ranch — San Antonio Metro, TX

A 349-unit project offering 13.5%[1] fixed return. This investment benefits from constrained supply and exceptional local growth.



Saltese Creek — Spokane Valley, WA

A 192-unit project with a fixed 13.25%[1] return. The Spokane market benefits from robust rental demand and limited new supply, ensuring strong absorption rates.



Augusta Development — North Augusta, SC

This 343-unit development offers a fixed 13%[1] return and leverages Augusta's growing economic base, further amplified by the location within a mixed-use master-planned community.



Charlotte Development — Charlotte, NC

A 335-unit multifamily development offering a fixed 13%[1] return in a thriving metro. This investment capitalizes on Charlotte's strong population growth and demand for premium rentals.

Market opportunity

While the Federal Reserve has already begun its anticipated cycle of interest rate cuts translating to falling yields on many other high-interest rate savings products, these investments carry fixed-rate returns that not only significantly exceed current market yields but remain inline with what we've seen over the past 18 months. Thanks to the fixed-rate nature of these investments and longer investment duration of 3-5 years, it is anticipated that the Income Fund will continue to be able to support a strong current distribution rate going forward.

Portfolio impact

While these new investments carry a weighted average yield of 13.4%, it's important to understand their context within our broader portfolio:

- These six investments represent approximately 15% of the Fund's $500+ million in assets under management
- The portfolio includes investments made across different market cycles and rate environments
- Our diversified approach helps maintain stable, consistent returns through market fluctuations

As always, these investments illustrate our ongoing commitment to identifying and executing on unique opportunities that can deliver compelling risk-adjusted returns for our investors.

Looking ahead

We continue to see attractive opportunities in the market, particularly as traditional lenders remain conservative and borrowers seek alternative financing solutions. Our ability to provide flexible capital solutions, combined with our rigorous underwriting standards, positions us well to continue identifying similar high-quality investments.

We remain focused on our core objective: delivering consistent, attractive returns to our investors across market cycles. These recent investments demonstrate our ability to execute on this strategy while building additional resilience into the portfolio.

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Disclosure: An investor in the Fundrise Income Real Estate Fund should consider the investment objectives, risks, charges, and expenses carefully before investing. The Fund's prospectus contains this and other information and may be obtained here. Investors should read the prospectus carefully before investing.

1. This solely represents a fixed rate of preferred return due to the Fundrise Income Real Estate Fund under the terms of its investment agreement(s) and does not reflect either a gross or net return that an investor in the Fundrise Income Real Estate Fund may expect to receive as a result of this fixed rate return. Due to the uncertainty of other factors that will ultimately determine the return to any investor (such as leverage, cash drag, and other potential financings), the performance of this asset to the investor is currently unknowable and undeterminable, and may ultimately be lower or higher than the stated fixed rate of preferred return.

FUNDRISE



LATEST ACQUISITIONS

High-yield investments to strengthen your portfolio

We're excited to share three recent preferred equity investments—strategically selected to deliver attractive fixed returns, stable income, and robust long-term growth.

From a premier development in North Myrtle Beach to high-growth opportunities in Texas, these investments reflect our commitment to sourcing resilient, income-generating assets for our investors.

Join over 400k investors benefiting from our latest high-yield investments.

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Featured investments

North Myrtle Beach, SC – 16% fixed return



This recent preferred equity investment in a 372-unit multifamily community offers an exceptional **16%[1] gross return**. Strategically located in the growing North Myrtle Beach market, this community combines high-end finishes and premium amenities, including a resort-style pool, fitness center, and co-working spaces, making it an attractive place to live.

Market advantage: With population growth projected at 2% annually and employment growth outpacing national averages, North Myrtle Beach offers strong demand for quality rental housing, ensuring the stability of this investment.

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Mont Belvieu, TX – 13.5% fixed return



Adding to the Income Fund's portfolio, our preferred equity investment in a new 347-unit multifamily development is positioned to yield a **13.5%[1] annual gross return**. Located within a 146-acre mixed-use master development in the Houston metro area, this investment benefits from strong rental demand and robust local market fundamentals.

Market advantage: As interest rates decline, we anticipate this investment's fixed return will become increasingly attractive compared to other income-focused opportunities.

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San Antonio Metro, TX – 13.5% fixed return


Lemon Creek Ranch
Multifamily

This preferred equity investment in a 349-unit multifamily development near San Antonio offers an attractive **13.5%[1] gross return**. Located in Boerne, TX, within a 118-acre mixed-use master development, Lemon Creek Ranch benefits from strong population growth and limited future multifamily supply, creating favorable market dynamics for this high-quality project.

Strategic fit: With a 67% population increase in the past decade and a projected 24% growth in the next five years, this investment is well-positioned to meet the region's growing housing demand.

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Looking ahead

These recent acquisitions highlight our commitment to identifying high-yield, high-quality investments with strong growth potential. At Fundrise, we remain dedicated to helping individual investors build resilient portfolios that deliver consistent, long-term returns, regardless of market conditions.

Invest in private real estate

Disclosure: An investor in the Fundrise Income Real Estate Fund should consider the investment objectives, risks, charges, and expenses carefully before investing. The Fund's prospectus contains this and other information and may be obtained here. Investors should read the prospectus carefully before investing.

[1] This solely represents a fixed rate of preferred return due to the Fundrise Income Real Estate Fund or Opportunistic Credit Fund under the terms of their investment agreement(s), and does not reflect either a gross or net return that an investor in the either fund may expect to receive as a result of this fixed rate return. Due to the uncertainty of other factors that will ultimately determine the return to any investor (such as leverage, cash drag, and other potential financings), the performance of this asset to the investor is currently unknowable and undeterminable, and may ultimately be lower or higher than the stated fixed rate of preferred return. However, please note that all investors in the Fundrise Income Fund will be subject to a 0.85% asset management fee and 0.15% advisory fee, and all investors in the Opportunistic Credit Fund will be subject to a 1.75% fund management fee, and, if the Opportunistic Credit Fund is able to achieve a greater than 10% overall return on its portfolio, which is also uncertain and undeterminable at this time, then the asset will also be subject to an additional 20% performance-based fee for those Opportunistic Credit Fund investors.

Fundrise, LLC ("Fundrise") operates a website at fundrise.com and certain mobile apps (the "Platform"). By using the Platform, you accept our Terms of Service and Privacy Policy. All images and return and projection figures shown are for illustrative purposes only, may assume additional client capital contributions over time, and are not actual Fundrise customer or model returns or projections. Past performance is no guarantee of future results. Any historical returns, expected returns, or probability projections may not reflect actual future performance. All securities involve risk and may result in partial or total loss. While the data we use from third parties is believed to be reliable, we cannot ensure the accuracy or completeness of data provided by investors or other third parties. Neither Fundrise nor any of its affiliates provide tax advice and do not represent in any manner that the outcomes described herein will result in any particular tax consequence. Prospective investors should confer with their personal tax advisors regarding the tax consequences based on their particular circumstances. Neither Fundrise nor any of its affiliates assume responsibility for the tax consequences for any investor of any investment. Full Disclosure

The publicly filed offering circulars of the issuers sponsored by Rise Companies Corp., not all of which may be currently qualified by the Securities and Exchange Commission, may be found at fundrise.com/oc.

Fundrise takes any potential security issues seriously, and encourages the responsible and timely reporting of unknown security issues. Please send any discovered security concerns to securitydisclosure@fundrise.com.

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